UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

CBD Life Sciences, Inc.

(Exact name of registrant as specified in its charter)

Nevada	20-5118532
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

10855 N. 116th Street Suite 115
Scottsdale, AZ	85259
(Address of principal executive offices)	(Zip Code)

(480) 410-6780
Registrant’s telephone number, including area code

Common Stock; par value $0.001

(Title of each class of securities issued pursuant to Regulation A)

PART II

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Our Business" and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "potential", "should", "will" and "would" or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in "Risk Factors" and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	The speculative nature of the business we intend to develop;

•	Our reliance on suppliers and customers;

•	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a "going concern;"

•	Our ability to effectively execute our business plan;

•	Our ability to manage our expansion, growth and operating expenses;

•	Our ability to finance our businesses;

•	Our ability to promote our businesses;

•	Our ability to compete and succeed in highly competitive and evolving businesses;

•	Our ability to respond and adapt to changes in technology and customer behavior; and

•	Our ability to protect our intellectual property and to develop, maintain and enhance strong brands.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

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Item 1. Business

The Cannabis Industry

The cannabis industry continues to exceed other industries’ growth rates and retain the title of the “fastest-growing industry in the U.S.” as the Huffington Post reported in 2015.

Marijuana sales in North America reached $6.73 billion in 2016, reflecting 34% growth over 2015 ($5.04 billion), according to ArcView Market Research/BDS Analytics. The research firm projects sales to jump to $21.6 billion by 2021, representing a 26% compound annual growth rate (CAGR).

While the industry is growing rapidly, the cannabis industry faces four major obstacles that challenge its growth and profitability. First, the cultivation of cannabis is a very capital-intensive enterprise. Many cannabis entrepreneurs do not have access to the capital required to build the infrastructure required to meet growing demand and sales projections. Traditional sources of financing, such as banks, are not available currently to cannabis producers and retailers. Second, there is a significant shortage of knowledge related to virtually all areas of the cannabis business. When new states are added to the list of regulated cannabis markets, there will be a scarcity of experience and expertise to serve the needs of growers and retailers in these states. Third, the majority of states do not allow access to medical cannabis for its patients. This presents an obstacle to the medical cannabis industry and requires financial resources and dedicated advocacy to change regulations on the state level. Fourth, as explained below, marijuana is illegal under federal law.

Our Business

We are engaged in the Cannabidiol (“CBD”) market. The Company's primary focus is on developing and marketing organic products such as CBD water, drops, edibles, pet supplements, recovery balm and spray.

Our Products

Our products’ CBD ingredients are derived from hemp. CBD hemp oil is extracted from the cannabis varieties that are naturally abundant in CBD and low in THC (the principal psychoactive constituent (or cannabinoid) of cannabis). A specialized extraction process is used to yield highly concentrated CBD oil that also contains other potentially nutritious materials such as omega-3 fatty acids, terpenes (a class of organic compounds which when modified are used in a variety of medicines and alternative medicines such as aromatherapy), vitamins, chlorophyll, and amino acids. Our products have no THC and are parasite-free.

Our primary focus is on developing organic products such as CBD hemp oil herbal drops, CBD pet treats, CBD pet drops, and CBD hemp rub. These products contain numerous ingredients. For example, the Pet Hemp CBD Treats is made up of Rice Bran, Cane Molasses, Rice Flour, Water, Tapioca Starch, Cheese Flavor, Lecithin, Safflower Oil, Glycerin, Passion Flower, Valerian Root, Ginger Root, Ascorbic Acid, Sorbic Acid, Calcium Propionate, CBD Hemp Oil, and Vitamin E. The Hemp CBD Pet Drops contain Rich Hemp Oil, Glucosamine, Chondroitin, MSM, Hyaluronic Acid, Aloe Vera Gel, Fructose, Natural Flavor, and Organic Glycerin.

We are not planning to introduce any new products in the foreseeable future since all efforts will be aimed at marketing currently available products.

We have been reviewing all of our marketing and other efforts to ensure that it is clear that no claims of any medical or health benefit be made by us or anyone representing us with regard to any of our products. These products are not pre-approved by the FDA or any other regulatory agency.

Our products’ CBD ingredients are derived from pure hemp, parasite free, non-GMO and organic. CBD hemp oil is extracted from the cannabis varieties that are naturally abundant in CBD and no THC (the principal psychoactive constituent (or cannabinoid) of cannabis). A specialized extraction process is used to yield highly concentrated CBD oil that also contains other potentially nutritious materials such as omega-3 fatty acids, terpenes, vitamins, chlorophyll, and amino acids. Users believe that the crams contain cells that help to increase the longevity of skin cells and thereby help with the aging process. We do not make any claims not covered by actual research. However, users rely on statements made on social media by many users of similar products. We have no association with any of the individuals posting about these types of products on social media.

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Marketing

The target market for our products is individuals who hear or read about the CBD market principally through social media. This is a demand for the type of product that we sell that has been created and is in place. We make no claims about the products in terms of what benefits they might or might not provide. Users of the products get their information from social media or other similar sources. We do not make any claims about any product other than indicating each product’s components. Our initial sales have been done at trade shows or by word of mouth with contacts of our officers as well as a few made by telephone call-in orders. Sales have been made on a cash basis. Customers use CBD products for a variety of reasons. They hear about them from friends and read about them on social media and other Internet sites.

We currently sell products at tradeshows and through independent sales representatives. Customers can use credit cards for direct purchases from us. We use Clover and Paypal for direct sales using credit cards. We are working to increase our sales using sales distributors and supplement stores. In the future we will consider doing sales on the Internet. We cannot predict the likelihood of success in using these techniques.

Despite popular beliefs about CBD products, we do not make any statements that are not supported by published scientific research, so we do not use the term “dietary supplement” which describes a broad and diverse category of products that a person can eat or drink to support good health and supplement the diet. The FDA has issued letters to some makers of CBD products about the use of the term “dietary supplement.” Although we are not aware of a Company that distributes products similar to ours receiving any warning letters, we have chosen not to use the term “dietary supplement.”

Competition

The CBD industry is relatively new and growing. Its members include Canna Vest Corp., Cannabis Science, Vape Holding, Hemp Life Today, Cannabiol, Alternate Vape CBD, Tasty Hemp Oil and Cibaderm. Many of these companies have greater resources and market recognition than do we. There is also a possibility of a larger company trying to acquire many of the smaller companies in the industry, especially if regulatory uncertainties become less. We plan on competing using specific products that we believe meet customer demands and sell them at prices that are very reasonable in relation to other products in the marketplace. We cannot predict the likelihood of succeeding in these efforts, however.

Suppliers

Our vendors have represented to us that their manufacturing facilities follow FDA required guidelines and regulations stated in FDA 21 CFR PART 111 and are NSF GMP certified and registered with the FDA accordingly

Products are all made by independent vendors, with Nutrition Formulators Inc. (which is registered with the FDA) being the principal vendor. We purchase our products on an order by order basis from vendors. We do not have any agreements with any vendor requiring any minimum level of purchases. All ingredients are purchased by the vendors. All products are tested by these vendors to ensure no presence of THC. The vendors package and label the items being delivered to us. We have not experienced nor are we aware of any shortages of supplies available.

Regulation

Our operations are potentially subject to a complex web of Federal and state regulations that are evolving at a rapid rate. The DEA and FDA may change rules or enforcement proceedings at any time. We do not believe that current rules and enforcement have a significant potential impact because CBD does not cause the "high" associated with the THC in marijuana. As the legal landscape and understanding about the differences in medical cannabinoids unfolds, it will be increasingly important to distinguish “marijuana” (with noted varying degrees of psychotropic effects and deficits in executive function) from CBD.

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The principal uncertainties are whether regulators will, at any time, attempt to treat CBD products similarly to THC products.

Some states are considering various taxation of marijuana-related products. These considerations seem to range from routine sales taxes to taxes similar to those imposed on tobacco products. It is unclear whether products containing no CBD would fall under these tax plans if and when they are imposed.

IRS section 280E prevents cannabis companies from deducting expenses from their income, except for those considered cost of goods sold. No deduction or credit is allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted. If this section is enforced against the Company even though its products contain no THC or other illegal substance, it could create serious operating and cash flow problems in the future.

Federal Government Regulations

Cannabis is currently a Schedule I controlled substance under the CSA and is, therefore, illegal under federal law. Even in those states in which the use of cannabis has been legalized pursuant to state law, its use, possession or cultivation remains a violation of federal law. A Schedule I controlled substance is defined as one that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. The U.S. Department of Justice (the “DOJ”) defines Schedule I controlled substances as “the most dangerous drugs of all the drug schedules with potentially severe psychological or physical dependence.” If the federal government decides to enforce the CSA in Colorado with respect to cannabis, persons that are charged with distributing, possessing with intent to distribute or growing cannabis could be subject to fines and/or terms of imprisonment, the maximum being life imprisonment and a $50 million fine.

Notwithstanding the CSA, as of the date of this filing, 28 U.S. states, the District of Columbia and the U.S. territories of Guam and Puerto Rico allow their residents to use medical cannabis. Voters in the states of Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon and Washington have approved ballot measures to legalize cannabis for adult recreational use. Such state and territorial laws are in conflict with the federal CSA, which makes cannabis use and possession illegal at the federal level.

In light of such conflict between federal laws and state laws regarding cannabis, the previous administration under President Obama had effectively stated that it was not an efficient use of resources to direct federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical cannabis. For example, the prior DOJ Deputy Attorney General of the Obama administration, James M. Cole, issued a memorandum (the “Cole Memo”) to all United States Attorneys providing updated guidance to federal prosecutors concerning cannabis enforcement under the CSA (see “-The Cole Memo”). In addition, the Financial Crimes Enforcement Network (“FinCEN”) provided guidelines (the “FinCEN Guidelines”) on February 14, 2014, regarding how financial institutions can provide services to cannabis-related businesses consistent with their Bank Secrecy Act (“BSA”) obligations (see “-FinCEN”).

Additional existing and pending legislation provides, or seeks to provide, protection to persons acting in violation of federal law but in compliance with state laws regarding cannabis. The Rohrabacher-Farr Amendment to the Commerce, Justice, Science and Related Agencies Appropriations Bill, which funds the DOJ, prohibits the DOJ from using funds to prevent states with medical cannabis laws from implementing such laws. The Rohrabacher-Farr Amendment is effective through April 28, 2017, but as an amendment to an appropriations bill, it must be renewed annually. The Compassionate Access Compassionate Access, Research Expansion, and Respect States Act (the “CARERS Act”) has been introduced in the U.S. Senate, which proposes to reclassify cannabis under the CSA to Schedule II, thereby changing the plant from a federally criminalized substance to one that has recognized medical uses. More recently, the Respect State Marijuana Laws Act of 2017 has been introduced in the U.S. House of Representatives, which proposes to exclude persons who produce, possess, distribute, dispense, administer or deliver marijuana in compliance with state laws from the regulatory controls and administrative, civil and criminal penalties of the CSA.

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However, as of the date of this filing, neither the CARERS Act nor the Respect State Marijuana Laws Act of 2017 has been enacted, the Rohrabacher-Farr Amendment has been renewed beyond April 28, 2017, and the new administration under President Trump has indicated it will change the previously stated policy of low-priority enforcement of federal laws related to cannabis set forth in the Cole Memo or the FinCEN Guidelines, leaving enforcement independently to states. The Trump administration could change this policy and decide to strongly enforce the federal laws applicable to cannabis. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to us. While we do not currently harvest, distribute or sell cannabis, we may be irreparably harmed by a change in enforcement policies of the federal government. However, as of the date of this filing, we have provided products and services to state-approved cannabis cultivators and dispensary facilities. As a result of our providing ancillary products and services to state-approved cannabis cultivators and dispensary facilities, we could be deemed to be aiding and abetting illegal activities, a violation of federal law.

Absent any future changes in cannabis-related policies under the Trump administration, we intend to remain within the guidelines outlined in the latest federal and state laws, and the FinCEN Guidelines (see “-FinCEN”), where applicable; however, we cannot provide assurance that we are in full compliance with the FinCEN Guidelines or any applicable federal laws or regulations.

Because of the discrepancy between the laws in some states, which permit the distribution and sale of medical and recreational cannabis, from federal law that prohibits any such activities, DOJ Deputy Attorney General James M. Cole issued the Cole Memo concerning cannabis enforcement under the CSA. The Cole Memo guidance applies to all of the DOJ’s federal enforcement activity, including civil enforcement and criminal investigations and prosecutions, concerning cannabis in all states.

The Cole Memo reiterates Congress’s determination that cannabis is a dangerous drug and that the illegal distribution and sale of cannabis is a serious crime that provides a significant source of revenue to large-scale criminal enterprises, gangs, and cartels. The Cole Memo notes that the DOJ is committed to enforcement of the CSA consistent with those determinations. It also notes that the DOJ is committed to using its investigative and prosecutorial resources to address the most significant threats in the most effective, consistent, and rational way. In furtherance of those objectives, the Cole Memo provides guidance to DOJ attorneys and law enforcement to focus their enforcement resources on persons or organizations whose conduct interferes with any one or more of the following important priorities (the “Enforcement Priorities”) in preventing:

•	the distribution of cannabis to minors;

•	revenue from the sale of cannabis from going to criminal enterprises, gangs, and cartels;

•	the diversion of cannabis from states where it is legal under state law in some form to other states;

•	state-authorized cannabis activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

•	violence and the use of firearms in the cultivation and distribution of cannabis;

•	drugged driving and the exacerbation of other adverse public health consequences associated with cannabis use;

•	the growing of cannabis on public lands and the attendant public safety and environmental dangers posed by cannabis production on public lands; and

•	cannabis possession or use on federal property.

We intend to conduct rigorous due diligence to verify the legality of all activities that we engage in and ensure that our activities do not interfere with any of the Enforcement Priorities set forth in the Cole Memo.

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Our business plan includes allowing cannabis dispensaries to advertise on our website which we believe could be deemed to be aiding and abetting illegal activities, a violation of Federal law. We intend to remain within the guidelines outlined in the Cole Memo. However, we cannot provide assurance that we are in full compliance with the Cole Memo or any other laws or regulations.

Other laws/Regulations

Rohrabacher Farr Amendment

On December 16, 2014, H.R. 83 - Consolidated and Further Continuing Appropriations Act, 2015 was enacted and included a provision known as the “Rohrabacher Farr Amendment” which states:

None of the funds made available in this Act to the Department of Justice may be used, with respect to the States of Alabama, Alaska, Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Hawaii, Illinois, Iowa, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nevada, New Hampshire, New Jersey, New Mexico, Oregon, Rhode Island, South Carolina, Tennessee, Utah, Vermont, Washington, and Wisconsin, to prevent such States from implementing their own State laws that authorize the use, distribution, possession, or cultivation of medical marijuana.

The Rohrabacher Farr Amendment represents one of the first times in recent history that Congress has taken action indicating support of medical cannabis. The Rohrabacher Farr Amendment was renewed by Congress in 2015 and remains in effect currently.

The Rohrabacher Farr Amendment would appear to protect the right of the states to determine their own laws on medical cannabis use; however, the actual effects of the amendment are still unclear. The Rohrabacher Farr Amendment did not remove the federal ban on medical cannabis and cannabis remains regulated as a Schedule I controlled substance. Further, the United States Department of Justice has interpreted the Rohrabacher Farr Amendment as only preventing federal action that prevents states from creating and implementing cannabis laws - not against the individuals or businesses that actually carry out cannabis laws - and has continued to sporadically commence enforcement actions against individuals or businesses participating in the cannabis industry despite such participation being legal under state law. Whether this interpretation is appropriate is still being litigated, and, while an initial district court decision has not supported the Department of Justice’s interpretation, such decision is currently under appellate review. In addition, no matter what interpretation is adopted by the courts, there is no question that the Rohrabacher Farr Amendment does not protect any party not in full compliance with state medicinal cannabis laws.

Potential Changes to Federal Laws and Enforcement Priorities

Although the Department of Justice has stated in the Cole Memo that it is not an efficient use of limited resources to direct federal law enforcement agencies to prosecute those lawfully abiding by state laws allowing the use and distribution of medical cannabis, there is no guarantee that the Department of Justice’s position will not change regarding the low-priority enforcement of federal laws. Further, the United States has a new administration in 2017, which could introduce a less favorable cannabis enforcement policy. There can be no assurances that any future administration would not change the current enforcement policy and decide to strongly enforce the federal laws.

In light of the 2005 U.S. Supreme Court ruling in Gonzales v. Raich, under the commerce clause of the constitution, Congress may pass laws to criminalize the production and use of home-grown cannabis even where states have approved its use for medicinal purposes, which leads to the conclusion that the Controlled Substances Act may preempt state laws relating to any cannabis-related activity. Any such change in the federal enforcement program of current federal laws could cause significant financial damage to our business. While we do not directly harvest, distribute, or distribute cannabis today, we still may be deemed to be violating federal law and may be irreparably harmed by a change in enforcement by the federal or state governments.

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State Regulation

There are six states where CBD is completely illegal because all forms of cannabis are illegal in those states: Idaho, South Dakota, West Virginia, Nebraska, Kansas, and Indiana. For those of you who unfortunately live in these states, using CBD will be at your own risk. While this is not legal advice, law enforcement are not targeting people who use CBD for personal use. The only legal action that’s been taken against CBD so far has been with retailers who sell the products.

In all of the 28 states with medical marijuana laws in place, the use of CBD is also protected by those laws. If you live in one of these states, you can use CBD with confidence.

For the remaining states:

CBD is legal under specific conditions (usually specific medical conditions like intractable epilepsy and with a prescription) in the remaining 16 states: Alabama, Delaware, Florida, Georgia, Iowa, Kentucky, Mississippi, Missouri, North Carolina, Oklahoma, South Carolina, Tennessee, Texas, Utah, Virginia, and Wisconsin.

If you live in one of these 16 states, you should check for the most current law on CBD with your local government. ProCon.org offers a great place to start. Find your state and work from there. The National Cannabis Industry Association also provides an excellent chart of the United States which is updated frequently.

Seasonality

We do not expect any seasonality in our business.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

For the periods ended on December 31, 2019 and December 31, 2018, sales declined by 84.9 % and gross profit declined by 93%. These declines were as a result of the change in the Company’s business to the CBD industry from Consulting. In the same period operating expenses increased by $42,568 or 6.3% and the loss from operations increased by $533,936 or 364%. The net loss after other expense decreased by $2,092,121 or 72%. The loss in the 2018 period was caused by a write down in accounts receivable of $2,776,457.

For the period ended on December 31, 2019 and December 31, 2018 Cash increased by $28,492. Total working capital in the period ended December 31, 2019 increased to $1,031,245 from $24,699 this increase coming from the acquisition of LBC Bioscience, Inc.

Item 3. Directors and Officers

The directors and executive officers of the Company as of December 31, 2018 are as follows:

Name	Position	Age	Date of Appointment	Approx. Hours PerWeek
Lisa Nelson	Chief Executive Officer, Chief Financial Officer, Director	48	January 8, 2019	50
Brianna Nelson	Director	23	October 31, 2019	10

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Lisa Nelson, CEO and President of LBC Bioscience Inc.

Lisa Nelson is a community minded entrepreneur with over 25 years of executive management and ownership experience. Lisa also has operations and national sales experience in a wide range of industries including hospitality, healthcare, marketing, and retail.

Mrs. Nelson graduated from the Mandel Medical School with a Medical Assistant degree in 1987. She also attended Queens Borough Community College as well as Pima Community College for her nursing degree LPN in 1992. Mrs. Nelson’s drive has always been focused on helping people and contributing to the community. Currently Mrs. Nelson is an active member in the American Legions Auxiliary. She has also been associated with the Fountain Hills Chamber of Commerce, the Scottsdale and Fountain Hills PTO’s. Lisa regularly manages and assists with various fundraisers, and donates to charities, schools, the Illumin8 Life Foundation for Breast Cancer awareness.

Mrs. Nelson is very active in the CBD Industry. For the past five years, Lisa has been the President and CEO of LBC Bioscience Inc., a company that is focused on developing and distributing health and wellness products in the Cannabis Industry.

Brianna Nelson, Director

Brianna has extensive experience in the marketing and social media sector. She has product knowledge in the CBD/Hemp industry. Her primary area of responsibility is to develop new clients with long term relationships. She has extensive experience in using social media especially Instagram.

Item 4. Security Ownership of Management and Certain Security Securityholders

Lisa Nelson owns 45,000,000 shares of common stock or 10% of outstanding shares. Ms. Nelson also owns 5,000,000 of Preferred Stock or 33% of outstanding shares.

George Rutherford owns 11,081,560 shares of Preferred Stock or 67% of outstanding shares

Brianna Nelson owns 2,000,000 shares of common shares approximately .005% of outstanding shares

Item 5. Interest of Management and Others in Certain Transactions

On January 1, 2019 the Company acquired LBC Bioscience, Inc. This company is being operated as a subsidiary company and was owned primarily by Lisa Nelson, who was issued both Common and Preferred stock in the acquisition.

Item 6. Other Information

None required

Item 7. Financial Statements

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CBD LIFE SCIENCES, INC.

Balance Sheet

December 31, 2019 and December 31, 2018

(Expressed in US Dollars)

	2019	2018
ASSETS
Current Assets
Cash	$28,982	$245
Inventory	126,594	–
Accounts Receivable (net)	–	189,000
Total Current Assets	155,576	189,245

Fixed Assets
Goodwill	1,336,015	–
Total Fixed Assets	1,336,015	–

TOTAL ASSETS	$1,491,591	$189,245

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Current Liabilities
Accounts Payable	$33,354	$62,895
Total Current Liabilities	33,354	62,895

Long Term Liabilities
Due to Stockholders	–	2,500
Due to Related Parties	266,932	1,477
Convertible Promissory Notes	11,013	6,359
Convertible Debentures	149,047	91,315
Total Long Term Liabilities	426,992	101,651
TOTAL LIABILITIES	460,346	164,546

STOCKHOLDERS EQUITY
Common Stock Par Value ($0.001) 500,000,000 Authorized, Issued and Outstanding 415,341	415,341	108,355
Preferred Stock Par Value ($0.001) 16,081,530 Authorized, Issued and Outstanding 16,081,530	16,082	16,082
Paid in Capital	6,387,994	4,827,415
Accumulated Deficit	(5,788,172)	(4,927,153)
Total Stockholders' Equity	1,031,245	24,699
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,491,591	$189,245

(The accompanying notes are an integral part of these financial statements)

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CBD LIFE SCIENCES, INC.

Statement of Operations

For the Years Ended December 31, 2019 and 2018

(Expressed in US Dollars)

	2019	2018
Revenue	$79,635	$528,000
Cost of sales	(43,002)	-
Gross Profit	36,633	528,000

Expenses of Operation

Sales and marketing	111,539	54,000
Investor relations	268,287	121,875
Management fees	215,053	123,125
General and administrative	122,372	375,683

Total expenses of operation	717,251	674,683

Net loss from operations	(680,619)	(146,683)

Other (Income) Expense
Write down of accounts receivable	189,000	2,776,457
Other Income	(8,610)	-
Total Other (income) Expense	180,390	2,776,457
Net loss before Income Tax	(861,019)	(2,923,140)
Income tax	-	-
Net loss after Income Tax	$(861,019)	$(2,923,140)

(The accompanying notes are an integral part of these financial statements)

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CBD LIFE SCIENCES, INC.

Statement of Stockholders' Equity

As December 31, 2019 and 2018

	Number			Number
	of Shares			of Shares
	Preferred	Par		Common	Par		Paid In	Accumulated	Stockholders'
	Stock	Value	Balance	Stock	Value	Balance	Capital	Deficit	Equity
Balances December 31, 2017	16,081,530	$0.001	$16,082	121.875	$0.001	$122	$4,363,003	$(2,004,014)	$2,375,163

Common Stock Issued	–	–	–	111,233,093	–	108,233	464,412	–	572,645
Loss from operations	–		–	–	–	–	–	(2,923,109)	(2,923,109)
Balances December 31, 2018	16,081,530	–	16,082	111,354,968	–	108,355	4,827,415	(4,927,153)	24,699

Common stock issued	–	–	–	303,986,312	–	303,986	1,453,853	–	1,867,595
Loss from operations	–	–	–	–	–	–	–	(861,010)	(861,010)
Balances at December 31, 2019	16,081,530	$–	$16,082	415,341,280	$–	$415,341	$6,387,994	$(5,788,133)	$1,031,284

* Totals adjusted for stock reverse splits in 2017, 2018, 2019

(The accompanying notes are an integral part of these financial statements)

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CBD LIFE SCIENCES, INC.

Statements of Cash Flow

Years Ended December 31, 2019 and 2018

(Expressed in US Dollars)

	2019	2018
Net loss	$(861,019)	$(2,923,140)

Changes in operating assets and Liabilities:
Accounts receivable	189,000	(189,000)
Prepaid expenses	–	6,873
Inventory	(126,594)	–
Accounts payable	29,541	51,415
Management fees payable	–	(67,500)
Net cash used in operations	(769,072)	(3,046,114)

Investing Activities
Goodwill	(1,336,015)
Purchase of technology	–	125,899
Investment in associate	–	2,500,000
Net cash used in investing activities	(1,336,015)	2,625,899

Financing Activities
Due to shareholder	(2,500)	(4,895)
Due to related parties	265,455	(14,900)
Convertible debentures	83,504	(57,155)
Net proceeds from stock issuance	1,787,365	497,410
Net cash provided by financing activities	2,133,834	420,460

Increase in cash	28,737	245

Beginning cash	245	–

Ending cash	$28,982	$245

(The accompanying notes are an integral part of these financial statements)

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CBD LIFE SCIENCES, INC.

Notes to the Financial Statements

December 31, 2019

(Expressed in US Dollars)

1.       Nature of Operations and Continuance of Business

CBD Life Sciences, Inc. "the Company" was incorporated in the State of Nevada on December 31 , 2003 under the name of Platinum Consulting Services and was in the business of providing business consulting services until 2006 when on May 15, 2006 it signed a Share Purchase agreement to acquire an undivided 100% right, title and interest in and to all the outstanding shares of AutoBidLive Auctions Inc. AutoBidLive Auctions Inc. was a private company incorporated in the Province of Alberta, Canada whose main asset was a proprietary software to enable real time, online auctions of virtually any product or commodity for use by the wholesale market. This included cars, boats, planes, coins, stamps, industrial products, diamonds, artwork, and livestock. As a result of the closing of the Share Purchase Agreement the Company changed its name from Platinum Consulting Services to Autobidlive Auctions International Inc. The Company subsequently changed its name again on December 26, 2006 from Autobidlive Auctions International Inc. to Auctions International Inc. although there was no change in business.

Between 2006 and 2012 the Company continued to develop and market its online auctions software and on November 20, 2012 it entered into an agreement with Rangemore Productions to produce a live interactive auction television series utilizing the AutoBidLive software. This lead to a merger with Rangemore Productions, a company that leased film studio space to independent film productions presented itself. Although this was a deviation from the original business plan, the management felt that it was an exciting opportunity and decided to pursue it. On December 31, 2012, the Company entered into a Merger Agreement and on March 31, 2013, the merger closed whereby the Company issued 42,942,000 preferred shares for all the assets and liabilities of Rangemore Productions Corp.

Prior to the closing of the Merger Agreement on March 26, 2013, the Company changed its corporate name from Auctions International Inc. to Rangemore Film Productions Corp. to reflect the closing of the Merger Agreement between the Company and Rangemore Productions Corp. and the resulting change in business. On December 19, 2013 the Company again changed its corporate name to Cre8tive Works, Inc. as there was confusion with another company using the name Rangemore but did not change it business plan or operations.

From March 2013 to August 2017 Cre8tive Works was in the business of financing media productions. The term "media productions" includes but is not limited to: feature films, documentaries, animation, television series, movies-of-the-week, television specials, webisodes and soundtracks. The business was not successful and in August of 2017 the management was presented with the opportunity to acquire a technology platform developed to analyse and monitor IT networks for cyber security vulnerabilities and breaches. As a result of the new business the Company changed its name to Optium Cyber Systems, Inc. (OCSI). OCSI developed a proprietary process to analyze, identify/ and address cyber security vulnerabilities in an organization's critical IT infrastructure which is scalable to any size organization in any industry.

In January 1, 2019, the name was changed to CBD Life Sciences, Inc. through a share exchange to capitalize on the growing cannabidiol sector. LBC Bioscience, Inc. is developing and marketing a line of cannabidiol based organic products such as hemp drops, massage oils, recovery pain relief creams, anxiety and sleep solutions, supplements, edibles and a full line of pet products. In addition, LBC is in the process of developing an anti-aging skin product line. All he manufactured products can be viewed and purchased on the Company website. As a result of the acquisition, the Company changed its name to CBD Life Sciences, Inc. CBD Life Sciences, Inc is a publicly traded company having its common shares quoted on the OTC Markets under the trading symbol “CBDL”.

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Going Concern

These financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated significant revenues since inception and is unlikely to generate significant revenue or earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations.

As at December 31, 2019, the Company has accumulated losses totaling $5,788,172 since inception. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company will need additional working capital to continue or to be successful in any future business activities. Therefore, continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to accomplish its objective. Management plans to seek debt or equity financing, or a combination of both, to raise the necessary working capital.

2.       Summary of Significant Accounting Principles

Basis of Presentation and Principles of Consolidation

These financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in US dollars, unless otherwise noted. The Company's fiscal year end is December 31.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the useful life and recoverability of long-lived assets, recoverability of goodwill and intangible assets, fair value of convertible debt, stock- based compensation, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity dates of three months or less at the time of issuance to be cash equivalents.

Computer Equipment

Computer equipment is recorded at cost and amortized on a declining balance basis at a rate of 30% per annum.

Software

Software is recorded at cost and amortized over the useful life of the software as a revenue generating asset.

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Intangible Assets

Intangible assets acquired are initially recognized and measured at cost and are not being amortized. Impairment tests are conducted annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any. The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Impairment of Long-Lived Assets

In accordance with ASC 360, Property, Plant, and Equipment, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Earnings Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share (EPS) on the face of the statements of operations. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assurned to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation — Stock Based Compensation and ASC 505-50 - Equity-Based Payments to Non-Employees. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Accounting for Income Taxes. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

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The Company files federal income tax returns in the United States. The Company may be subject to a reassessment of federal taxes by tax authorities for a period of three years from the date of the original notice of assessment in respect of any particular taxation year. In certain circumstances, the federal statute of limitations can reach beyond the standard three year period. The statute of limitations in the United States for income tax assessment varies from state to state. Tax authorities have not audited any of the Company's income tax returns. The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the year ended December 3 1, 2019, there were no charges for interest or penalties.

Financial Instruments and Fair Value Measures

ASC 820, Fair Value Measurements, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist primarily of cash, accounts payable, accrued interest payable, amounts due to related parties, and notes payable. Pursuant to ASC 820, the fair value of our cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Recent Accounting Pronouncements

In January 2009, the FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2009. The adoption of this standard did not have a significant impact on the Company's financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial statements.

Reclassification

Certain items have been reclassified to conform to the current year presentation standards.

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Due to Related Parties

As at December 31, 2019, the Company owed $1,477 (December 31, 2018 - $16,377) to related parties for expenses paid on behalf of the Company. The amounts owing are unsecured, non-interest bearing, and due on demand.

3.       Convertible Promissory Note

On September 30, 2013, the Company issued a convertible note payable to a non-related party for expenses paid during the period July 1, 2013 to September 30, 2013, in the amount of $6,358.62. Under the terms of the note, the amount owing is unsecured, bears interest at 0% per annum, and is due on September 30, 2014. Interest on overdue principal after default accrues at an annual rate of 18%. The note is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $6,358.62.

4.       Convertible Debentures

On June 30, 2017, the Company issued a convertible debenture to a non-related party in settlement of services provided to the Company in the amount of $27,500.00. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on December 31, 2017. Interest on overdue principal after default accrues at an annual rate of 18%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $27,500.00.

On September 30, 2017, the Company issued a convertible debenture to a non-related party in settlement of services provided to the Company in the amount of $12,000.00. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on March 31, 2018. Interest on overdue principal after default accrues at an annual rate of 18%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $12,000.00.

On September 30, 2017, the Company issued a convertible debenture to a non-related party in settlement of expenses paid on behalf of the Company in the amount of $10,175.00. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on March 31, 2018. Interest on overdue principal after default accrues at an annual rate of 18%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $6,347.00.

On June 18, 2017, the Company issued a convertible debenture to a non-related party in settlement of expenses paid on behalf of the Company in the amount of $29,947.50. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on June 30, 2019. Interest on overdue principal after default accrues at an annual rate of 12%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $29,947.50.

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On October 1, 2018, the Company issued a convertible debenture to a non-related party in settlement of expenses paid on behalf of the Company in the amount of $5,520.90. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on October 1, 2019. Interest on overdue principal after default accrues at an annual rate of 12%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $5,520.90.

On December 10, 2018, the Company issued a convertible debenture to a non-related party for cash received in the amount of $10,000.00. Under the terms of the debenture, the amount owing is unsecured, bears interest at 10% per annum, and is due on December 10, 2019. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 3 1, 2018 is $10,000.00.

5.       Common Stock

As at December 31, 2019, the Company had an authorized common share capital set at 500,000,000 carrying a par value of $0.001 with 415,341,280 common shares issued and outstanding.

6.       Preferred Stock

As at December 31, 2019, the Company had an authorized preferred share capital set at 16,081,530 carrying a par value of $0.001 with 16,081,530 issued and outstanding.

7.       Share Purchase Warrants

As at December 3 1, 2019, there were no outstanding share purchase warrants.

8.       Stock Options

As at December 3 1, 2019 there were no outstanding options to purchase shares of common stock.

9.       Income Taxes

The Company has incurred losses amounting to $5,788,172 that can be carried forward to offset taxable income in future years and, if unutilized, will expire through to 2039. Deferred tax benefits, which may arise as a result of these losses, have not been

10.     Subsequent Events

In March 2019, the company increased its authorized common stock to 5,000,000 to accommodate the Regulation A+ which if fully subscribed will require the issuance of 2,500,000,000 shares of common stock.

In March 2019 the company received clearance from the Securities and Exchange Commission for the Regulation A+ common stock sale. The placement of this common stock is being handled by a New York firm.

In March 2019, the company increased its authorized preferred stock to 100,000,000 shares as was shown in the documentation for the Regulation A+ filing.